Exhibit 1.01

STEELCASE INC.
Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

Section 1. Introduction:

This Conflict Minerals Report (“Report”) of Steelcase Inc. has been prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2014 to December 31, 2014. As used in this Report, unless otherwise expressly stated or the context otherwise requires, all references to “Steelcase,” “we,” “our,” “Company” and similar references are to Steelcase Inc. and its consolidated subsidiaries. Trademarks used herein are the property of Steelcase Inc. or of their respective owners.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the production or functionality of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, Zambia and the Republic of the Congo.
Conflict Minerals Policy and Supplier Code of Conduct

The Steelcase Inc. Conflict Minerals Policy states our intention to refrain from purchasing products, components or materials containing any Conflict Minerals from the Covered Countries that directly or indirectly finance or benefit armed groups and are not otherwise from recycled or scrap sources. The policy also expresses our expectation that our suppliers follow this same practice and that they provide us with information, upon our request, regarding the source and chain of custody of any Conflict Minerals in the products, components and materials they sell to us. In addition, our Supplier Code of Conduct includes a Fair Operating Practices paragraph regarding “Responsible Sourcing of Minerals” which is consistent with our Conflict Minerals Policy. Our policy and our Supplier Code of Conduct are publicly available on our website at www.steelcase.com/discover/steelcase/sustainability/#resources_resources.

Description of Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals were necessary to the production or functionality of the product (“Necessary Conflict Minerals”), (ii) that we manufactured or contracted to be manufactured and (iii) for which the manufacturing was completed during calendar year 2014.

Section 2. Reasonable Country of Origin Inquiry

We began our reasonable country of origin inquiry (“RCOI”) by conducting an assessment of which materials, components or parts we purchased that were used in any product we manufactured during the reporting period, and which products we contracted to be manufactured during the reporting period, were likely to contain Necessary Conflict Minerals. The assessment was conducted based on our understanding of the materials chemistry of the products and information we obtained from our suppliers. Based on our assessment, we surveyed each supplier of those materials, components, parts and products which we concluded were likely to contain Necessary Conflict Minerals. The suppliers were asked to report on the presence of any Necessary Conflict Minerals in the goods sold to us. In cases where we confirmed that Necessary Conflict Minerals were present, we asked the applicable supplier to submit information to us about the country of origin of the Necessary Conflict Minerals.

Section 3. Due Diligence:

In accordance with Rule 13p-1, we performed our RCOI to determine whether the Necessary Conflict Minerals in the products covered by this Report originated in the Covered Countries, and if we had reason to believe they were from the Covered Countries, we exercised due diligence on the source and chain of custody of such Necessary Conflict Minerals. In conducting our due diligence, we followed the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the related supplements on tin, tantalum, and tungsten, and for gold, set-forth by the Organisation for Economic Co-operation and Development (the “OECD Guidance”). Following is a summary of the due diligence actions we took with regard to the reporting period, in accordance with the five-step process outlined in the OECD Guidance:

1.    Establish strong company management systems

•
We established a project team from our Global Sustainability Initiatives department which leads the RCOI, due diligence and reporting processes. Our Conflict Minerals Governance Committee provides oversight for the project team and is comprised of senior management from our legal, finance, procurement and operations teams.

•	Our Supplier Code of Conduct includes language that reinforces our Conflict Minerals Policy. We also have included Conflict Minerals reporting requirements into our purchasing contract templates.

•
We are a “downstream company,” meaning that there are generally several tiers in our supply chain between us and the smelters and refiners which process the Necessary Conflict Minerals that are present in our products. Accordingly, we relied on communication with and through our tier one suppliers to provide us with information relating to the presence and sourcing of any Necessary Conflict Minerals in our products, as well as information supplied by a third-party validation program for smelters and refiners.

•
We surveyed all of our tier 1 suppliers which supplied us with materials, components or parts that were used in any product we manufactured, or products that we contracted to be manufactured, during the reporting period, which we knew or believed were likely to contain Necessary Conflict Minerals. Once we confirmed that the items contained Necessary Conflict Minerals, we asked the supplier to provide information about the sourcing of the Necessary Conflict Minerals, either by submitting a Conflict Minerals Reporting Template (“CMRT”) created by the Conflict-Free Sourcing Initiative (“CFSI”) or by providing the requested information in a similar format acceptable to the supplier.

•	We educated suppliers and employees about Conflict Minerals and the related reporting requirements in each of our Americas, Europe, Middle East and Africa and Asia Pacific regions.

•	We continued to provide an international integrity hotline to both employees and non-employees for reporting ethics and compliance issues, including those related to Conflict Minerals.

•	We intend to maintain our records relating to Conflict Minerals reporting for a minimum of five years after the applicable reporting period.

2.    Identify and assess risks in the supply chain

•	As described above, we requested that certain of our suppliers complete a CMRT or provide mineral sourcing information in a similar format.

•
We cross-referenced the smelter and refiner lists provided by our suppliers to country of origin data for smelters and refiners published by the CFSI. The only smelters or refiners identified by our suppliers which processed or may have processed any Necessary Conflict Minerals contained in our products during the reporting period and were known or suspected to have sourced such minerals from the Covered Countries were compliant with the CFSI’s Conflict-Free Smelter Program (“CFSP”) assessment protocols.

•
We continued to promote the participation of the smelters and refiners in our supply chain in the CFSP, through our continued membership and active participation in the CFSI and related working groups.

3.    Design and implement a strategy to respond to identified risks

•	The status and findings of our RCOI and due diligence efforts were reported to our Conflict Minerals Governance Committee during monthly meetings and through bi-weekly status reports.

•
Our intention is to a follow a risk mitigation plan that is consistent with our Conflict Minerals Policy. If a smelter or refiner in our supply chain were known to be sourcing from a mine in a Covered Country which directly or indirectly finances or benefits armed groups, we would consider available options, including, but not limited to, making changes to our sourcing of those items.

4.	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

•
As a downstream company and a member of the CFSI, we relied on the independent third-party audits of smelters and refiners performed by the CFSP to audit the conflict-free status of smelters and refiners.

5.    Report on supply chain due diligence

•	We continued to make our Conflict Minerals Policy and Supplier Code of Conduct available on our company website.

•	We intend to report annually to the Securities and Exchange Commission by filing a Form SD and Conflict Minerals Report as required by applicable law.

Section 4. Results:

Product Review

After reviewing suppliers’ responses to our information requests and completing appropriate follow-up, we traced those materials, components or parts containing Necessary Conflict Minerals that may have originated in the Covered Countries to determine which of the products we manufactured or contracted to be manufactured during the reporting period contained such materials, components or parts. If any Necessary Conflict Minerals were known to have originated in the Covered Countries, once we identified the relevant products, we completed a review of each of those products to assess if the product contained any other Necessary Conflict Minerals and to determine whether any of the Necessary Conflict Minerals in such product directly or indirectly financed or benefited armed groups in a Covered Country.

Product Conclusions

We are not aware of any product we manufactured or contracted to be manufactured during the reporting period which contained Necessary Conflict Minerals that originated in a Covered Country and directly or indirectly financed or benefited armed groups.

Based on the information provided by our suppliers, we have concluded that the products listed below contained some Necessary Conflict Minerals which may have originated in a Covered Country, but we were unable to determine conclusively whether those Necessary Conflict Minerals originated in a Covered Country.

•	B-Free™ Lounge - cubes, stools and tables only

•	Coalesse® power and data access products - certain products only

•	Context® - adjustable-height core units with electric adjustable-height work surfaces only

•	dash®

•	ēno® - Bluetooth-enabled stylus only

•	FlexFrame® - light kits and other products which contain power components or data ports only

•	Glass top tables from the following product collections: Await™, Bob™, Calm™, Diekman, Donovan™, Emu™, Holy Day™, Host™, Millbrae™, Passerelle™, SW_1®, Swathmore® and Switch™

•	LED personal task light

•	LED Shelf Light

•	Montage® - glass doors, door frames, stackable tiles and other products which contain power components and/or data ports only

•	Ottima™ - desking and benches only

•	Power/Data C-Clamp

•	Privacy Wall - those products which include glass, power components and/or data ports only

•	RoomWizard® II

•	Sit2Stand

•	SOTO™ LED Task Lights

•	SOTO™ II - Launch Pad - powered option only

•	Standard Shelf Light

•	Underline®

•	Universal Tables - cabby legs only

•	V.I.A.® - glass slider doors, reversible doors and skins and other products which contain power components and/or data ports only

•	Of the following product lines, only those products which include glass doors or work surfaces: Elective Elements®, Garland®, Impact™ and Walden®

•	Of the following product lines, only those products which contain power components or data ports:

◦	Akira™

◦	Answer®

◦	Await tables

◦	Ballet®

◦	bivi® tables, desks and accessories

◦	Bix™ occasional tables

◦	campfire® tables and accessories

◦	Circa™

◦	Convene®

◦	c:scape®

◦	Elective Elements

◦	Enea™ Lottus™ tables

◦	e-table 2®

◦	Exponents™

◦	FrameOne™ - products sold in the Americas region only

◦	Garland

◦	Host

◦	Impact

◦	Internode™

◦	Kick® Solutions

◦	Lagunitas®

◦	Millbrae

◦	Pathways Modular Power

◦	Pathways® Post and Beam

◦	Payback™

◦	Regard®

◦	Reunion™

◦	Rizzi Arc®

◦	Runner™

◦	Series 3 height adjustable tables

◦	Series Benches - Series 3, Series 5 and Series 8 height adjustable benches

◦	Together™

◦	Tour®

◦	Train®

◦	Universal System Worksurfaces

◦	Walden

Based on information provided by our suppliers and otherwise obtained through our due diligence process, to the extent that the products listed above contained Necessary Conflict Minerals which we are aware may have originated in a Covered Country, those minerals were processed by smelters or refiners which have been validated as conflict-free by the CFSP.

Some of the products listed above contained additional Necessary Conflict Minerals for which we were able to confirm some or all of the facilities used to process such additional Necessary Conflict Minerals. Those facilities are listed below.

Em Vinto
Mineração Taboca S.A.
Minsur
Thaisarco

Section 5. Risk Mitigation:

As we continue to familiarize our supply chain with our compliance process and improve our internal systems of controls, we have taken the following steps since the end of calendar year 2013:

•	collected responses to supplier information requests for calendar year 2014 activity;

•	compared and validated supplier responses to our information requests against mineral sourcing information collected via the CFSP;

•	further educated our supply chain and employees about conflict minerals reporting requirements; and

•	began implementing Conflict Minerals identification and reporting into our supplier qualification process and purchasing contracts.

We expect to continue the efforts outlined above and to undertake the following steps during the next reporting period to further mitigate the risk of any Necessary Conflict Minerals contained in the products we manufacture or contract to be manufactured financing or benefiting armed groups in a Covered Country:

•	perform additional material research and further identify where Necessary Conflict Minerals exist in our products;

•	collect supplier responses to our information requests for calendar year 2015 activity;

•	compare and validate supplier responses against information collected via independent conflict-free smelter validation programs such as the CFSP;

•	continue to encourage suppliers to obtain current, accurate and complete smelter and refiner information that is specific to the products they sell to us;

•	maintain our membership and active participation in the CFSI and related working groups; and

•	continue implementing Conflict Minerals identification and reporting into our supplier qualification process and purchasing contracts.